Exhibit (k)(7)

Expense Limitation Agreement

November 6, 2017

SharesPost 100 Fund

101 Jefferson Drive, Floor 2

Menlo Park, CA 94025

Dear Board Members:

SharesPost 100 Fund (the “Fund”) has engaged SP Investments Management, LLC (“SPIM”) to act as the investment adviser to the Fund, pursuant to an Investment Advisory Agreement dated as of July 30, 2013 (the “Advisory Agreement”).

SPIM agrees to continue the Expense Limitation Agreement dated July 30, 2013 until at least November 30, 2018, subject to the consideration and approval of the Advisory Agreement at the Fund’s annual meeting. Pursuant to this extension of the Expense Limitation Agreement, SPIM agrees to waive management fees and/or reimburse the Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth per share class in Appendix A attached hereto.

Additionally, the Expense Limitation Agreement shall continue in effect for successive 12-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund and by SPIM. Furthermore, the Expense Limitation Agreement may not be terminated by SPIM, but may be terminated by the Fund’s Board of Trustees, on written notice to SPIM. The Expense Limitation Agreement will automatically terminate if the Advisory Agreement is terminated with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund (except that SPIM shall maintain its right to repayment if the termination of Advisory Agreement is caused by a change in control thereof). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by SPIM is subject to repayment by the Fund if such repayment may be made within three years from date in which the expense was waived or reimbursed (provided SPIM continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

SP INVESTMENTS MANAGEMENT, LLC

By: /s/ Sven Weber
Name: Sven Weber
Title: Managing Director
Date: November 6, 2017

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

SHARESPOST 100 FUND

By: /s/ Robert Boulware
Name: Robert Boulware
Title: Chairman
Date: November 6, 2017

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
SharesPost 100 Fund – Class A	2.50%
SharesPost 100 Fund – Class I	2.25%
SharesPost 100 Fund – Class L	2.75%